UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               AEP Industries Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001031103
                ------------------------------------------------
                                 (CUSIP Number)


Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg Kravis
                                  Roberts & Co.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 11, 1996
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  001031103                                   Page 3 of   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BORDEN, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                       (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

               7   SOLE VOTING POWER

                             2,412,818

               8   SHARED VOTING POWER

                             0

               9   SOLE DISPOSITIVE POWER

                             2,412,818

              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,412,818

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

          See response to Item 5

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.0%

 14  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.  001031103                                   Page 5 of   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BORDEN HOLDINGS, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                       (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

               7   SOLE VOTING POWER

                             2,412,818

               8   SHARED VOTING POWER

                             0

               9   SOLE DISPOSITIVE POWER

                             2,412,818

              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,412,818

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

          See response to Item 5

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.0%

 14  TYPE OF REPORTING PERSON*

          CO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.  001031103                                   Page 7 of   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BW HOLDINGS LLC

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                       (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

               7   SOLE VOTING POWER

                             2,412,818

               8   SHARED VOTING POWER

                             0

               9   SOLE DISPOSITIVE POWER

                             2,412,818

              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,412,818

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

          See response to Item 5

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.0%

 14  TYPE OF REPORTING PERSON*

          OO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.  001031103                                   Page 9 of   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WHITEHALL ASSOCIATES, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                       (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

               7   SOLE VOTING POWER

                             2,412,818

               8   SHARED VOTING POWER

                             0

               9   SOLE DISPOSITIVE POWER

                             2,412,818

              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,412,818

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

          See response to Item 5

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.0%

 14  TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.  001031103                                   Page 11 of   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR ASSOCIATES

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                       (b) / /

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY
 EACH REPORTING PERSON WITH

               7   SOLE VOTING POWER

                             0

               8   SHARED VOTING POWER

                             2,412,818

               9   SOLE DISPOSITIVE POWER

                             0

              10   SHARED DISPOSITIVE POWER

                             2,412,818

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,412,818

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

          See response to Item 5

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.0%

 14  TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                         AMENDMENT NO. 1 ON SCHEDULE 13D



The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, $.01 par value per share ("Common Stock"), of AEP Industries Inc., a

Delaware corporation (the "Issuer"), as previously filed by the Reporting

Persons, consisting of Borden, Inc., Borden Holdings, Inc., BW Holdings LLC,

Whitehall Associates, L.P. and KKR Associates, is hereby amended and supplemented with respect to the items set forth below.  Capitalized terms used herein without definition have the meaning ascribed to such terms on the

Schedule 13D.


Item 2.  Identity and Background.

          The sixth paragraph of the response to Item 2 is amended in its entirety and is replaced by the following:

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz,

Clifton S. Robbins, Scott M. Stuart, Edward A. Gilhuly and Perry Golkin are the

general partners of KKR Associates.  Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates.  Messrs. Kravis, Roberts,

MacDonnell, Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and

Golkin are each United States citizens, and the present principal occupation or employment of each is as a member of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co. L.P.

("KKR"), a private investment firm, the addresses of which are 9 West 57th

Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200, Menlo

Park, California 94025.  The business address of Messrs. Kravis, Raether,

Tokarz, Robbins, Stuart and Golkin is 9 West 57th Street, New York, New York

10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

Item 3.  Source and Amount of Funds or Other Consideration.

          The response to Item 3 is amended in its entirety and is replaced by the following:

          On October 11, 1996, Borden acquired 2,412,818 shares of Common

Stock, as well as cash and a promissory note, in consideration for the purchase by the Issuer of substantially all of the assets of Borden related to, and certain foreign subsidiaries of Borden engaged in, Borden's global packaging business.


Item 4.  Purpose of Transaction.

          The response to Item 4 is amended in its entirety and is replaced by the following:

          On June 20, 1996, Borden and the Issuer entered into a Purchase

Agreement (the "Purchase Agreement") providing for the purchase by the Issuer of Borden's global packaging business (the "Purchase").

          The Purchase was consummated on October 11, 1996.  The purchase price that was paid by the Issuer for Borden's global packaging business consisted of cash, a promissory note and 2,412,818 shares of Common Stock.  After giving effect to the issuance of 2,412,818 shares of Common Stock, Borden owns approximately 34.0% of the outstanding shares of Common Stock.

          The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  Subject to the terms and provisions of the

Governance Agreement (as hereinafter defined), the Reporting Persons may decide to increase or decrease their investment in the Issuer, depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors.

          Concurrently with the execution and delivery of the Purchase

Agreement, Borden and the Issuer entered into an agreement concerning the corporate governance of the Issuer after the date of the Purchase (the

"Governance Agreement").

          Pursuant to the Governance Agreement, the size of the Issuer's Board of Directors has been expanded from six to ten members.  Four persons designated by Borden have been appointed to fill the four new directorships.

In addition, one of the Issuer's present directors has resigned and an independent director jointly designated by the Issuer's directors prior to the date of the Purchase (the "management directors") and Borden will be appointed to fill such vacancy.  Pursuant to the Governance Agreement, following the date of the Purchase, five members of the Board of Directors, two of whom shall be independent, shall be designated by the management directors, four members of the Board of Directors shall be designated by Borden, and an independent director shall be designated jointly by the management directors and Borden.

Borden's right to designate directors to the Board of Directors is subject to reduction in the event that Borden's shareholdings in the Issuer are reduced below 25%.  In the event that Borden's shareholdings in the Issuer fall below

10%, Borden's right to designate directors terminates, as well as its right to jointly designate an independent director with management directors.

          The Governance Agreement also provides that a Super-Majority (as defined below) of directors will be required for certain significant actions,

including a merger, consolidation, sale of all or a substantial part of the business or assets of the Issuer; the sale, lease, pledge, grant of security interest in, license, transfer or other disposal by the Issuer of all or a substantial part of the business or assets of the Issuer; issuances of any debt or stock of the Issuer; a reclassification, combination, split, subdivision or redemption, purchase or other acquisition, of any of the debt or equity securities or other capital stock of the Issuer; an amendment to the

Certificate of Incorporation or By-Laws of the Issuer, or any change in the size or composition of the Board of Directors of the Issuer or committee thereof except in accordance with the Governance Agreement; the establishment of any committee of the Board of Directors other than as provided in the

Governance Agreement; any significant change in accounting policies or procedures of the Issuer unless required under generally accepted accounting principles; the satisfaction or discharge of any obligation outside of the ordinary course of business in excess of $5,000,000, or the outcome of which could be material to the business or assets of the Issuer; the commencement or termination of any litigation involving in excess of $5,000,000; any incurrence of indebtedness or capital expenditures above certain amounts; the institution by the Issuer of any shareholder rights plan or similar plan or device; the employment of certain executive officers of the Issuer, the adoption or amendment of any employee benefit plan of the Issuer, and certain other matters.  A "Super-Majority" of directors under the Governance Agreement requires the approval of two-thirds of the total number of directors,

provided that so long as Borden's shareholdings of the Issuer are equal to at least 25%, at least one of the directors shall be a director designated by Borden.

          The Governance Agreement also provides that an Audit Committee,

Nominating Committee, Compensation Committee and Stock Option Committee will be established and maintained by the Issuer's Board of Directors at all times that

Borden's shareholdings in the Issuer equal or exceed 15%.  So long as Borden's shareholdings in the Issuer equal or exceed 15%, one-half of the Nominating

Committee will consist of Borden's designees, and the Compensation Committee will consist of an equal number of directors designated by the management directors, directors designated by Borden and independent directors.  The Stock

Option Committee will consist of an equal number of independent directors and directors designated by Borden at all times that Borden's shareholdings in the

Issuer equal or exceed 25%, and in the event that Borden's shareholdings in the

Issuer are less than 25% but equal or exceed 15%, the Stock Option Committee will consist of two independent directors and one director designated by

Borden.

          The Governance Agreement provides that as long as Borden's shareholdings in the Issuer are equal to at least 20%, Borden will have the right to subscribe for its pro rata share (based on its percentage of outstanding Common Stock of the Issuer) of any new issuances of securities authorized by the Issuer's Board of Directors except issuances under employee benefit plans.  Borden will have the right to purchase such securities on the same terms as they are offered and sold to third parties.

          Pursuant to the Governance Agreement, Borden has agreed that during the three-year period commencing on the date of the Purchase (the "Standstill

Period"), it will not, subject to certain exceptions, (i) directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or otherwise acquire, any shares of Common Stock whether by tender offer, market purchase, privately negotiated purchase, business combination or otherwise, if,

immediately after such purchase or acquisition, Borden's interest in the Issuer would equal or exceed the percentage of outstanding Common Stock that Borden acquired from the Issuer on the date of the Purchase or make any public announcement with respect thereto, (ii) directly or indirectly propose or offer to enter into a business combination or make any public announcement with respect thereto, (iii) other than in connection with an election contest to which Rule 14a-11 under the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), applies initiated by a third party or as otherwise approved by a majority of the Board of Directors (other than the Borden designees),

participate in a proxy solicitation with respect to any stockholder proposals,

or (iv) deposit any shares of Common Stock into a voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of such shares of Common Stock or form or participate in a group with respect to any shares of Common Stock.

          The Governance Agreement also provides that the aforementioned prohibitions on business combinations do not apply (i) during any period in which Borden's shareholdings in the Issuer fall below 10%, (ii) to certain permitted acquisition transactions following (X) the commencement by any third party of (1) a bona fide tender or exchange offer to purchase in excess of 20%

of the outstanding shares of the Issuer's Common Stock that the Board of

Directors either recommends acceptance of, expresses no opinion and remains neutral toward, or is unable to take a position with respect to, (2) a bona fide proposal to acquire all or substantially all of the assets of the Issuer that the Board of Directors is actively entertaining and the consummation of which would require approval by the stockholders of the Issuer pursuant to

Section 271 of the Delaware General Corporation Law, or (3) a bona fide proposal to enter into any acquisition or other business combination transaction with the Issuer that the Board of Directors is actively entertaining, in the case of each of clauses (1) through (3), which shall not have been approved in advance by the Issuer or the Board of Directors, or (Y)

the Issuer entering into (or announcing its intention to do so) a definitive agreement, or an agreement contemplating a definitive agreement, for any of the transactions described in clauses (1) through (3) above, or (iii) to any issuance of securities pursuant to Borden's preemptive rights.

          The Governance Agreement provides that during the Standstill Period,

Borden will not, directly or indirectly, sell, transfer or otherwise dispose of any shares of Common Stock except (i) pursuant to a registered underwritten public offering, (ii) in accordance with the volume and manner of sale limitations of Rule 144 promulgated under the Securities Act of 1993, as amended (the "Securities Act"), (iii) pursuant to an exemption from the registration requirements of the Securities Act, or (iv) to a Borden affiliate or a partner of a Borden affiliate, provided, however, that Borden may not sell, pursuant to clause (iii), to any one person or group, in one or more transactions or series of transactions, shares of Common Stock representing in excess of 5% of the Issuer's then outstanding Common Stock and may not sell,

pursuant to clause (iii), in excess of 1% of the then outstanding shares of

Common Stock, except to certain institutional buyers or persons or entities who, prior to an acquisition pursuant to clause (iii), do not have a Schedule

13D on file with the Securities and Exchange Commission (the "SEC") with respect to the Issuer's Common Stock.

          Pursuant to the Governance Agreement, Borden will have the right at any time and from time to time on and after the date of the Purchase to require the Issuer to file a registration statement under the Securities Act covering the registration of any or all of the shares acquired by Borden in the Purchase

(the "Registrable Securities") held by Borden and certain of its transferees,

provided that the Issuer shall not be required to have any such registration statement be declared effective by the SEC prior to the six month anniversary of the date of the Purchase.  The first four such demand registrations will be at the Issuer's expense, except that the Issuer will not be responsible for underwriting discounts and commissions and the fees and disbursements of counsel selected by the holders, and all additional demand registrations will be at Borden's expense.  Borden also has the right, under certain circumstances, to "piggyback" registrations in the event that the Issuer registers securities for its own account or for the account of third parties.

Borden's demand and piggyback registration rights are subject to customary restrictions and limitations.  In connection with any registration statement filed pursuant to these registration rights, Borden and the Issuer agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.  The registration rights with respect to the

Registrable Securities may be transferred to any transferee of such Registrable

Securities who acquires any Registrable Securities of Borden, provided that such registration rights may not be transferred to a holder of less than 1% of the Issuer's outstanding Common Stock unless such transferee is a Borden affiliate.

          The Governance Agreement is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

          The response to Item 5(a) and (b) is amended in its entirety and is replaced by the following:

          (a) and (b)  As of October 11, 1996, Borden beneficially owns

2,412,818 shares of Common Stock, constituting approximately 34.0% of the outstanding shares of Common Stock (based on the number of shares of Common

Stock represented by the Issuer to be outstanding as of September 9, 1996 and after giving effect to the issuance of 2,412,818 shares of Common Stock to

Borden pursuant to the Purchase).  Borden has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the

2,412,818 shares of Common Stock that it beneficially owns.

          In addition, as of June 20, 1996, Borden has certain limited powers to direct the vote of 1,935,676 shares of Common Stock (the "Stockholders

Agreement Shares") subject to a Stockholders Agreement dated as of June 20,

1996 (the "Stockholders Agreement") by and among Borden and J. Brendan Barba,

Paul M. Feeney, David MacFarland, Robert Cron, Kenneth J. Avia, Melanie K.

Barba, John Powers, Lauren Powers, Carolyn Vegliante and Lawrence Noll (the

"Stockholders").  The Stockholders Agreement Shares constitute approximately

27.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer to be outstanding as of September 9,

1996 and after giving effect to the issuance of 2,412,818 shares of Common

Stock to Borden pursuant to the Purchase).  Pursuant to the terms of the

Stockholders Agreement, the Stockholders have agreed to vote the Stockholder

Agreement Shares (i) against any action or agreement that would result in a breach by the Issuer of any of its representations or covenants under the

Stockholders Agreement and (ii) in favor of any amendments to the Certificate of Incorporation and By-Laws of the Issuer necessary to conform such documents to the requirements of the Governance Agreement.  Because Borden's power to vote or to direct the vote of the Stockholder Agreement Shares is limited, the

Stockholder Agreement Shares have not been included as shares of Common Stock that Borden beneficially owns for purposes of Item 12 of the cover page of the

Schedule 13D.

          Borden is a wholly owned subsidiary of Borden Holdings and Borden

Holdings is a wholly owned subsidiary of BW Holdings.  Whitehall Associates is the managing member of BW Holdings.  KKR Associates is the sole general partner of Whitehall Associates.  Therefore, Borden Holdings, BW Holdings, Whitehall

Associates and KKR Associates each has the power to direct the voting of any shares of Common Stock beneficially owned or deemed to be beneficially owned by

Borden.  As a result, Borden Holdings, BW Holdings, Whitehall Associates and

KKR Associates may each be deemed to beneficially own any shares of Common

Stock beneficially owned or deemed to be beneficially owned by Borden.  Each of

Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz,

Robbins, Stuart, Gilhuly and Golkin are general partners of KKR Associates, and each of Messrs. Kravis and Roberts are also the members of the executive committee of KKR Associates.  As a result, each of the general partners of KKR

Associates may be deemed to beneficially own any shares of Common Stock that

KKR Associates may beneficially own or be deemed to beneficially own.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Stockholder Agreement Shares referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this Statement is true, complete and correct.


                                               KKR ASSOCIATES


                                               By:  /s/ Scott Stuart
                                                  Name:  Scott Stuart
                                                  Title:  General Partner


                                               WHITEHALL ASSOCIATES, L.P.

                                               By KKR Associates, its
                                               General Partner


                                               By:  /s/ Scott Stuart
                                                  Name:  Scott Stuart
                                                  Title:  General Partner


                                               BW HOLDINGS LLC

                                               By Whitehall Associates,
                                                 L.P., its managing member

                                               By Borden Holdings, Inc.,
                                                 Attorney-in-Fact


                                               By:  /s/ Ellen German Berndt
                                                  Name:  Ellen German Berndt
                                                  Title:  Secretary


                                               BORDEN HOLDINGS, INC.


                                               By:  /s/ Ellen German Berndt
                                                  Name:  Ellen German Berndt
                                                  Title:  Secretary


                                               BORDEN, INC.


                                               By:  /s/ Ellen German Berndt
                                                  Name:  Ellen German Berndt
                                                  Title:  Secretary



DATED:  October 17, 1996